Exhibit (d)(2)
CLOSE CORPORATION AGREEMENT

THIS AMENDED AND RESTATED AGREEMENT (the “Agreement”) is made and entered into effective as of the 1st day of October, 2010, by and among Everflow Management Corporation, an Ohio corporation (“EMC”, or the “Corporation”), (Ohio Charter No. 780518) and Thomas L. Korner, an individual (“Korner”), Richard M. Jones, an individual (“Jones”), William A. Siskovic, an individual (“Siskovic”), Brian A. Staebler, an individual (“Staebler”), and Sykes Associates, LLC, a New York limited liability company (“Sykes”) (EMC, Korner, Jones, Siskovic, Staebler and Sykes are collectively referred to herein as the “Shareholders” and sometimes individually as “Shareholder”).

Recitals

WHEREAS, the Shareholders are all of the Shareholders of the Corporation, an Ohio corporation formed in December 1990, which they desire to be the subject of a close corporation agreement pursuant to Section 1701.591, of the Ohio Revised Code, and

WHEREAS, the total number of issued and outstanding shares of capital stock of the Corporation is 100 common shares, without par value, of which Sykes owns 50.000 shares, Korner owns 16.667 shares, Siskovic owns 16.667 shares, Jones owns 8.333 shares, and Staebler owns 8.333 shares (such shares of capital stock and any other shares of capital stock regardless of class or designation which may be issued by the Corporation hereinafter, are hereinafter referred to as the “Shares”).

NOW THEREFORE, for and in consideration of the mutual promises set forth below, and the mutual benefits which will accrue to the parties hereto as a result of their entering into this Agreement, the Parties hereby agree as follows:

Operative Provisions

1.   Close Corporation Agreement.  This Agreement is a close corporation agreement governed by Section 1701.591 of the Ohio Revised Code.  In the event of any conflict between the terms and conditions of this Agreement and any provisions of the Articles of Incorporation or the Code of Regulations of the Corporation, the terms and conditions of this Agreement shall supersede and control.

2.           Directors and Board Actions.

(a) Unless otherwise unanimously agreed by the Shareholders, each Shareholder shall vote his Shares in the election of Directors so that the Corporation’s Board of Directors will consist only of the Shareholders (or in the case of Sykes Associates, LLC, a natural individual as a representative of Sykes Associates, LLC as may be designated by Sykes Associates, LLC from time to time).

(b) The Shareholders, in serving as Directors pursuant to the provisions of Section 2(a) shall each be entitled to vote on matters presented to the Board of Directors for its consideration; provided, however, that the entire voting power of the Board of Directors shall be equal to one hundred (100) and provided further, that each Director shall have individual voting power equivalent to his or her percentage Share ownership in the Corporation.  As a result, as of the date hereof, the following is the voting power of the Directors:

Sykes Associates, LLC (designee)	-	50.000
Thomas L. Korner	-	16.667
William A. Siskovic	-	16.667
Richard M. Jones	-	8.333
Brian A. Staebler	-	8.333

The above voting power is subject to change only in the event Shares are purchased and sold pursuant to the provisions of Section 8.

(c)         The Shareholders agree that in serving as Directors in all actions with respect to the following matters, the Corporation’s Board of Directors must act, pursuant to the provisions of Section 2(b), by a vote equivalent to at least seventy-one percent (71%) of the voting power of the Board of Directors of the Corporation:

(i)	the liquidation and/or dissolution of the Corporation;

(ii)	the declaration and payment of dividends or distributions or any other division of profits;

(iii)	the issuance or sale by the Corporation of its Shares or the acquisition or redemption of any Shares by the Corporation;

(iv)	any merger, consolidation or sale of all or substantially all of the Corporation’s assets regardless of whether the Corporation is the surviving corporation in any corporate or other transaction;

(v)	the determination of the Total Compensation (as hereinafter defined) paid or to be paid to a Shareholder;

(vi)	any amendment to the Corporation’s Articles of Incorporation or Code of Regulations; and

(vii)	appointments to fill any vacancies on the Board of Directors or in any office.

(d)         Pursuant to the provisions of Section 2(c) the Board of Directors may fill any vacancy on the Board of Directors or in any office occurring for whatever reason.

(e)         All action on behalf of or with respect to the Corporation that would under Ohio law ordinarily require action by a board of directors or shareholders (except those actions enumerated in Section 2(c) which shall require approval by the Board of Directors as set forth therein) shall be delegated to and discharged by the appropriate officers of the Corporation in their various capacities from time to time.

(f)          Action taken by the Shareholders or Board of Directors hereunder shall be evidenced by the written consent of those Shareholders or Directors whose approval is necessary.

(g)         At any meeting of Directors, at least three-fourths (3/4ths) of the Directors then in office, present in person or by means of telephonic or other communication device enabling all participants to hear and communicate with all other participants, shall be necessary to constitute a quorum.  At any meeting at which a quorum is present, all acts, questions and business which may come before the meeting shall be determined by the Directors present at such meeting pursuant to the provisions of Section 2(c).

3.           Officers and Employment.  The officers of the Corporation shall be:  Thomas L. Korner, Chairman of the Board; William A. Siskovic, President and Principal Executive Officer; Brian A. Staebler, Vice President, Secretary-Treasurer, and Principal Financial and Accounting Officer; so long as said persons hold Shares of the Corporation, are active in the business of the Corporation, and are reasonably able to perform and do perform their duties.  None of the Shareholders shall take any action on behalf of the Corporation in his capacity as an officer which shall be inconsistent with the provisions of this Agreement.

4.           Compensation.  Each of the Shareholders shall be entitled to receive a salary, bonus and other total compensation (“Total Compensation”) determined from time to time by the Board of Directors.

5.           Term. The officers provided for pursuant to the provisions of Section 3 shall continue in the positions indicated until their death, total disability, resignation or until they dispose of their Shares of the Corporation in strict accordance with the provision of Section (7).

6.           Removal.  Except as provided in Section 5, no party may be removed from his position as a Director or Officer of the Corporation.

7.           Transfer of Shares.  No Shareholder may sell, assign, pledge, gift or transfer (any of the foregoing constituting a “Transfer” for purposes hereof) all or any portion of his Shares, except as specifically provided in Section 8.  Furthermore, no Transfer of any such Shares shall constitute the assignee a substitute Shareholder, except as specifically provided in Section 8.  Each Shareholder hereby acknowledges the reasonableness of the restrictions of Transfer imposed by this Agreement in view of the Corporation’s purposes and the relationship of the Shareholders.  Accordingly, the restrictions on Transfer contained herein shall be specifically enforceable by the Corporation and any Shareholder.  Each Shareholder hereby further agrees to hold the Corporation and each Shareholder (and each Shareholder’s successors and assigns) wholly and completely harmless from any cost, liability or damage (including without limitation liabilities for the costs of enforcing this indemnity) incurred by any such indemnified persons as a result of a Transfer or an attempted Transfer in violation of this Agreement.  Any Transfer or attempted Transfer in violation of this Agreement shall be deemed void ab inito and shall not be recognized by the Corporation.

8.           Requirements of Transfer.

(a)         In the event a Shareholder seeks to transfer any or all of his Shares (“Withdrawing Shareholder”), he shall first be required to obtain the approval of a majority of the then-remaining Shareholders.  If such approval is granted, the Withdrawing Shareholder shall then be required to transfer such Shares pro rata to all of the then-remaining Shareholders.  Each such remaining Shareholder shall be obligated to acquire from such Withdrawing Shareholder that portion of such Withdrawing Shareholder’s Shares equal to the amount obtained by multiplying such Withdrawing Shareholder’s Shares by a fraction, the numerator of which is the number of Shares of the Shareholder acquiring the Withdrawing Shareholder’s Shares and the denominator of which is all of the Shares in the Corporation less the Withdrawing Shareholder’s Shares.

(b)         The consideration to be paid by the then-remaining Shareholders to the Withdrawing Shareholder for such Shares shall be Limited Partnership Units (“Units”) of Everflow Eastern Partners, L.P. (the “Company”).  The value of the Withdrawing Partner’s Shares shall be equal to the percentage interest such Withdrawing Shareholder’s Shares represents in the Company.  Accordingly, such value shall be calculated as a percentage interest in the Company and be paid to the Withdrawing Shareholder in such number of Units (which also represent a percentage interest in the Company) as shall equal the indirect percentage interest of the Withdrawing Shareholder in the Company.  In the event any of the then-remaining Shareholders has insufficient Units of Everflow as consideration to the Withdrawing Shareholder, such deficiency shall be paid in cash within 90 days of the event of the Withdrawing Shareholder’s withdrawal, as determined as follows: One hundred thirty-five percent (135%) of the most recent year end Repurchase Price per Unit calculation per the terms of the Limited Partnership Agreement of the Company; less any interim distributions paid per Unit since the most recent year end (“Cash Consideration Price”). The cash consideration is then calculated by multiplying the Cash Consideration Price per Unit by the number of Units that would have been paid to the Withdrawing Shareholder.

(c)         The provisions of Subsections 8(a) and (b) notwithstanding, no Shareholder shall be able to withdraw and transfer his Shares to another Shareholder pursuant to this Agreement, if the effect of any such withdrawal and transfer would be to reduce the number of Shareholders to fewer than three (3) Shareholders.  In such event, a Shareholder shall only be able to withdraw as a Shareholder and transfer his Shares to a third party acceptable to all the then-remaining Shareholders in their absolute discretion and otherwise comply with the provisions of Section 8(e).

(d)         In the event the provisions of Section 8(c) prevent a Shareholder from withdrawing from the Corporation, such a Shareholder shall be entitled to withdraw from the Corporation only upon compliance with the provisions of Section 8(e).

(e)         Upon the prior written approval of all then-remaining Shareholders, a third party may acquire such Withdrawing Shareholder’s Shares pursuant to the provisions of Section 8(b) (i.e. such substitute Shareholder shall pay the Withdrawing Shareholder for such Withdrawing Shareholder’s Shares in Units of the Company and such Shares shall be valued equal to such Shares’ indirect percentage interest in the Company).  In the event such substitute Shareholder does not own any Units or sufficient Units to acquire such Withdrawing Shareholder’s Shares, the then-remaining Shareholders, on a pro rata basis, shall be obligated to acquire such Withdrawing Shareholder’s Shares by payment to such Withdrawing Shareholder of such number of Units as shall be equal to such Shares’ indirect percentage interest in the Company.   Upon the occurrence of the events described in the previous sentence, the third party shall still become a Shareholder in the Corporation (any such transfer as heretofore described in this Section 8(e) shall also be deemed a “Permitted Transfer” for the purposes of this Section 8(e).  In addition, such proposed third party shall have agreed to assume, perform and discharge all of the duties and obligations of a Shareholder hereunder and otherwise take and hold such Shares pursuant to the terms and conditions of this Agreement.

(f)          A third party approved pursuant to this section 8 shall be admitted to the Corporation as a Shareholder, effective as of the date of the withdrawal of the Withdrawing Shareholder and the transfer of such Withdrawing Shareholder’s Shares to the third party.

(g)         In addition to the requirements of subsections 8(a) through (f), no sale, exchange, assignment or transfer by a Shareholder may be made except pursuant to an effective registration statement under all applicable federal and state securities laws or applicable exemptions from such registration.

(h)           Notwithstanding anything to the contrary herein, in the event any Shareholder (i) who is an employee of the Corporation, Company, or Everflow Eastern, Inc. (“EEI”) has such employment involuntarily terminated by the Corporation, Company, or EEI, as the case may be, (ii) dies or (iii) becomes permanently disabled, any such Shareholder shall be obligated to sell and all the then-remaining Shareholders shall be obligated to acquire, the Shares of such Shareholder as if such purchase and sale were a Permitted Transfer pursuant to the provisions of this Section 8, and all the terms and conditions of Section 8(h) shall apply to such purchase and sale.

9.           Examination of Records.  Any Shareholder or his agent shall have the absolute right during business hours without the necessity of stating any purposes, to examine and copy any of the Corporation’s records or documents.

10.         Termination.  Unless the Corporation is dissolved or this Agreement is terminated earlier pursuant to the provisions hereof, this Agreement shall continue in existence until December 31, 2035.  At that time, unless the Shareholders otherwise agree, the Corporation shall be dissolved.

11.         Outside Activities.  Each Shareholder of the Corporation shall have the right to and may acquire, develop, own, operate, maintain and otherwise deal with the Corporation at any time and from time to time, and may engage in and possess an interest in other business ventures of any and every type and description, independently or with others, including business interests and activities directly or indirectly in competition with the business of the Corporation.  Neither the Corporation nor any Shareholder shall, by virtue of this Agreement or ownership of Shares, have any right, title or interest in or to such activities or ventures.

12.         Legend and Notification.  The following legend shall be conspicuously noted on all stock certificates (if any) evidencing shares of the Corporation:

“The shares represented by this certificate are subject to, and are transferable (if at all) only in compliance with, a Close Corporation Agreement, dated as of October 1, 2010, among the Corporation and all of its Shareholders, a copy of which has been entered in the record of minutes of the proceedings of the Shareholders of the Corporation.  Any attempted transfer in violation of the provisions of said Agreement shall be null and void and of no effect and, in any event, any transferee or purported transferee of the shares evidenced hereby shall be bound by said Agreement.  The Corporation will mail to any Shareholder a copy of the Agreement without charge within five days of the receipt of written request therefore.”

With knowledge that the transfer of Shares evidenced by a certificate that does not carry a legend noting the existence of this Agreement could result in the invalidation of the Agreement, each Shareholder agrees that if he transfers shares represented by a certificate, which for any reason does not bear such a legend, he will notify in writing such transferee of the existence of this Agreement and deliver a copy thereof to him at the time of such transfer.  Any Shareholder’s failure to do so will render him liable to the Corporation and to the remaining Shareholders for compensatory and punitive damages.

13.         Indemnification.  To the fullest extent permitted by law, the Corporation shall indemnify and hold harmless the officers, directors and employees of the Corporation who have signed or otherwise become a party to this Agreement (“Indemnitee”) jointly and severally, from and against any and all losses, claims, damages, liabilities, costs and expenses of any nature (including legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, in which the Indemnitee may be involved, or threatened to be involved, as a party or otherwise, by reason of his status as an officer, director or as an employee of the Corporation or any of its respective property, business or affairs, regardless of whether the Indemnitee continues to be an officer, director or employee at the time any such liability or expense is paid or incurred, if (i) the Indemnitee acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation, and with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful and (ii) the Indemnitee’s conduct did not constitute gross negligence or willful misconduct.  The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not, of itself, create a presumption that the Indemnitee acted in a manner contrary to that specified in (i) or (ii) above.  The Corporation may purchase and maintain insurance on behalf of the officers against any liability that may be asserted against or expense that may be incurred by such person in connection with the Corporation’s activities, regardless of whether the Corporation would have the power to indemnify such person against such liability under the provisions of this Agreement.

14.         Equitable Relief.  The parties acknowledge that it is impossible to measure in money the damages that would result by reason of a party’s breach or any of the provisions of this Agreement.  It is therefore agreed that the provisions of this Agreement shall be enforceable by injunction, specific performance or other equitable relief, without reference to whether or not an adequate remedy at law may be available.

15.         Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio notwithstanding the fact that one or more of the parties is now or may become a resident or a citizen of a different state.

16.         Amendment or Termination.  Notwithstanding anything in this Agreement to the contrary, this Agreement may not be amended or terminated nor may additional shares of capital stock of the Corporation be issued except by the written agreement of the holders of no less than four-fifths of the outstanding shares of the Corporation outstanding at the time such amendment or termination is proposed to be effected.

17.         Heirs and Successors.  This Agreement shall inure to the benefit of and be binding upon the respective heirs, personal representatives, successors and assigns of the parties hereto.

18.         Entire Agreement.  This Agreement is the entire and exclusive statement of the parties’ agreement and it supersedes all prior agreements, understandings, negotiations and discussions among the parties, whether oral or written.

19.         Invalidity.  In case any one or more of the provisions contained in this Agreement shall be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

20.         Section Headings.  The section headings in this Agreement are provided for convenience only and shall be disregarded in the interpretation of the Agreement.

21.         Counterparts. This Agreement may be executed simultaneously in multiple counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the 1st day of October, 2010.

EVERFLOW MANAGEMENT CORPORATION

By:	/s/ William A. Siskovic
William A. Siskovic
President and Chief Executive Officer

SYKES ASSOCIATES, LLC

By:	/s/ Robert F. Sykes
Robert F. Sykes, Co-Managing Member

SYKES ASSOCIATES, LLC

By:	/s/ David F. Sykes
David F. Sykes, Co-Managing Member

/s/ Thomas L. Korner
Thomas L. Korner

/s/ William A. Siskovic
William A. Siskovic

/s/ Richard M. Jones
Richard M. Jones

/s/ Brian A. Staebler
Brian A. Staebler